Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

David Merin, Co-Founder and Chief Executive Officer of Pubco, appeared on an interview with Cheddar Inc. on July 22, 2025, which was aired on July 29, 2025. The following is a transcription of the interview:

JD Durkin: As Ethereum continues to emerge as the backbone of the new look decentralized economy, one company is giving institutional investors a direct and purpose-built on-ramp to the future of finance, with a laser focus on staking and ETH-denominated yield. The Ether Machine is not only participating in the Ethereum ecosystem, it is helping to actively shape it. Co-founder and CEO of the Ether Machine, David Merin, joins us now. It is great to have you here, David. Appreciate your time. Good morning.

David Merin: Thank you. Good morning. It’s wonderful to be here.

JD Durkin: Of course. So let’s start with a bit of an introduction to the company, what it’s all about. And why do you feel right now is really the right time to launch a pure-play Ethereum product like this?

David Merin: Absolutely. So the Ether Machine is a dedicated, institutional-focused vehicle to provide public market investors access to Ethereum. We created it from scratch and a de novo entity with a team of the world’s leading experts at driving this to really provide public market investors with the best way to own this dynamic asset that is Ethereum, which, in our opinion, requires active management to properly capitalize on.

JD Durkin: Let’s make this make sense for people that have a familiarity with Bitcoin and Ethereum, but maybe don’t really understand the key structural differences in terms of a decentralized future. What is Ethereum as a core product to offer? That may be other names in the space don’t - they’re really important differentiators here, right?

David Merin: Yeah, absolutely. So maybe I’ll focus on Bitcoin first because I think Bitcoin and Ethereum are really the only two maximally decentralized protocols out there. Bitcoin is best thought of as digital gold, right? I mean, it’s really good for transferring value between one person and another. Whereas Ethereum is a platform for general-purpose digital ownership. Right. And, you know, with the regulatory clarity we’ve started to see emerge over the past week really out of DC. Now is the time that developers can really start to ramp up these use cases and help transition the global economy onto these digital rails to create the next generation of the internet. Right. And you’re just seeing this right now with things like there’s been $9 trillion in stablecoin volume in 2025 alone, 80% of which has been settling on Ethereum, obviously rapidly growing. And it’s not even really integrated into the rails of much of these major financial institutions yet or web2 platforms. Of course, we expect that to accelerate in the years to come here. But really, that’s just the beginning, right? Stablecoins are just the first expression of tokenized digital ownership out there. You know, there are $240 billion of tokenized assets out there, 90% of which are on Ethereum. But really, when you think about kind of the assets that exist today, that’s really just getting started, right? I mean, as you think about things like AI coming online, etc., right. These are obviously going to be the rails for ownership of the next generation of the internet. And we think that’s the era we’re rapidly entering with this regulatory clarity.

JD Durkin: So ETH is up 23% over the last week. It’s up 75% off of its June 22nd lows. What does that mean for the company?

David Merin: Look you know, we launched this week with $1.6 billion of committed capital making us the largest, you know, Ethereum treasury company out there. And look as this ecosystem grows, we think there’s a phenomenal opportunity for growth on our end as well. Right. And I think what you’re seeing there is really a reflection of the fundamentals rapidly improving as we get this regulatory clarity through things like the Genius Act and the Clarity Act, etc., that have been working their way through D.C.

JD Durkin: And what do you feel most sets Ether Machine apart from other ETH focused products, ETH focused funds, or staking platforms that are already in the space?

David Merin: I think there’s a few different things. So one, we are a lean team, right? It’s a small team, but it’s a small team of dedicated and focused full-time experts, and I don’t really think you will find a team like this out there. Right. With a, you know, pioneers and things like staking and DeFi focused on driving this kind of clean institutional vehicle for public market ownership, right. You know, we purpose built this vehicle for this moment in the space because we have strong conviction that this is the way that public market investors should own the future of the internet.

JD Durkin: Break down for me some of the ways that you’re able to generate, I know you say market-leading ETH denominated yields. What does that process look like?

David Merin: Absolutely. So there’s really two core elements here. You know, one is call it more technical and the other is more financial. Right. So on the technical front, our CTO was one of the pioneers of Ethereum staking. He’ll be engaged in driving a process on both staking and restaking, basically. Think about it as leveraging that security generated by the Ethereum blockchain, not just to get to consensus on the transactions on Ethereum, but to provide more general purpose security and digital security. Right. So we’ll do that. That will generate yield on our treasury, but also on the more financial part, obviously, we have a Head of DeFi who I think will be engaged in, you know, driving optimal risk-adjusted returns in DeFi on that Treasury as well. And then also, we’ll look to leverage some of the capital markets and activities we’ve seen other players like MicroStrategy pioneer in Bitcoin.

JD Durkin: Why is ETH a must-have asset for modern investors?

David Merin: ETH is the future of the internet, right? So web 1.0 was around read-only. I think back to websites in the 90s. Web2 was around writing on the internet, social media where you could share your own content and, you know, like others in the space, we think that Web3 is going to be focused on ownership of the internet, right? And ETH is the platform for digital ownership. You know, with more than 90% of the value of tokenized assets being there. And look, I think if investors want to own a piece of this future, if the next wave of the internet, they need ETH exposure.

JD Durkin: And finally, before I let you go, where do you see Ether Machine being and even just in the next, let’s say, 3 to 5 years, which in some regards is a not very long amount of time, but the technology is changing. So 3 to 5 years is a long time in some ways. And what role do you want the company to play in the future of Ethereum itself?

David Merin: Yeah. Look, I think we hope to build a pillar of the Ethereum ecosystem here, which we also hope to be a pillar of the US capital. So that’s our medium-term goal. Might sound a little ambitious, but we’re optimistic.

JD Durkin: All right David, thanks a lot for being here. Congratulations on all of the success. We’ll continue to track both the company and the incredible performance as of late of Ethereum. David thank you.

David Merin: Wonderful. Thank you JD.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

4